UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 9, 2014

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS CONTRACT PERTAINING TO ELGA PROJECT’S REALIZATION WITH
VNESHECONOMBANK PROJECT FUNDING

Moscow, Russia — April 09, 2014 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces signing a contract with Austria’s
Binder company for engineering services on designing the technological coal drying line for Elga Coal Complex’s first stage.
According to the contract, Binder assumes obligations as to designing the coal drying line which will be enclosed in the production cycle at the washing plant with the annual capacity of 9 million tonnes of coking coal. This plant is part of Elga Coal Complex’s first stage, and its construction is scheduled to begin in the first quarter of 2015.
According to the contract, project works are due to be completed by the end of
2014, when the decision on whether to extend cooperation with Binder to include supplies of project equipment for the washing plant will be made. The equipment’s cost is estimated to total some 50 million euros.
The contract will be paid for from funds granted by the state corporation
Vnesheconombank as 2.5-billion-dollar project financing for development of Elga
Coal Complex’s first stage. The first stage includes completion of the railway’s construction and building a coal mining and processing complex whose capacity will reach 11.7 million tonnes of run-of-mine coal by 2017.
“Elga is a key project for all of Russia’s coal industry. Its development will enable Mechel to consolidate its position in the Far East and its reputation as a major coal exporter to Asia Pacific. Implementing state-of-the-art technologies from Binder, one of top global producers of drying equipment, will enable us to ensure high quality of products supplied by the Elga deposit. As such, we highly appreciate cooperation with Binder and hope it can be extended to long term,” Mechel Mining Management Company OOO’s Chief Executive Officer
Pavel Shtark noted.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 9, 2014	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO